Cardiol Therapeutics Announces Year-End 2025 Update on Operations

• Initiated pivotal Phase III MAVERIC trial of CardiolRx™ in recurrent pericarditis and surpassed 50% patient enrollment, with full enrollment expected in Q2 2026.

• Reported positive Phase II ARCHER data showing CardiolRx™ significantly reduced left ventricular mass in patients with acute myocarditis; results published in ESC Heart Failure.

• Advanced CRD-38 program, a novel next generation drug intended for use in heart failure and other inflammatory heart diseases, to support an Investigational New Drug ("IND") Application and the initiation of Phase I clinical development.

• Received U.S. patent allowance broadly protecting CardiolRx™ and CRD-38 for use in the treatment or prevention of an extensive range of cardiac conditions through late 2040.

• Strengthened Board of Directors with election of Dr. Timothy Garnett, former Chief Medical Officer of Eli Lilly and Company.

• Raised aggregate gross proceeds of $31 million providing a cash runway into Q4 2027.

Toronto, ON - April 1, 2026 - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease, today announced its year-end 2025 update on operations following the filing of its audited Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2025. Both are available under the Company's profile on EDGAR at www.sec.gov, on SEDAR+ at sedarplus.ca, and on the Company's website at cardiolrx.com.

"2025 was a pivotal year of clinical execution and strategic advancement for Cardiol. We initiated our Phase III MAVERIC trial in recurrent pericarditis, reported positive Phase II ARCHER data demonstrating that CardiolRx™ improves the underlying biology of inflammatory heart disease and reduces inflammation-driven structural damage, and strengthened our balance sheet to support key value-inflection milestones," said David Elsley, President and Chief Executive Officer of Cardiol Therapeutics.

"We are now fully funded through completion of the MAVERIC trial, which is designed to support a New Drug Application submission for CardiolRx™ in the prevention of recurrent pericarditis-an expanding market with a significant unmet need for a safe, accessible, non-immunosuppressive oral therapy. In parallel, the positive ARCHER results-our second successful Phase II study in inflammatory heart disease-along with continued expansion of our patent portfolio in the United States and advancement of CRD-38 toward IND submission, further strengthen our product pipeline. We thank our clinical collaborators and the patients whose participation has enabled this progress."

Key Highlights:

Pivotal Phase III MAVERIC Trial in Recurrent Pericarditis

MAVERIC is a randomized, double-blind, placebo-controlled Phase III trial evaluating CardiolRx™ for the prevention of disease recurrence in patients with recurrent pericarditis. The study is designed to enroll approximately 110 patients across 25 clinical sites predominantly in the United States. Subject to positive outcomes, MAVERIC is expected to support a New Drug Application ("NDA") with the U.S. FDA.

• In April 2025, we successfully achieved regulatory alignment and trial design validation with the U.S. FDA, which supports the potential of the MAVERIC study to enable an NDA.

• In April 2025, the first patient was randomized at Northwestern University in Chicago. Throughout 2025, clinical trial infrastructure was established and enrollment accelerated across leading cardiovascular research centers in the United States.

• The MAVERIC Phase III trial builds on positive results from the Phase II MAvERIC study, where patients treated with CardiolRx™ experienced rapid, sustained reductions in pericarditis pain and inflammation, along with a substantial reduction in pericarditis episodes per year. These findings were presented at the 2024 American Heart Association Scientific Sessions.

• MAVERIC secured strong engagement from leading academic and clinical investigators, establishing a high-quality site network and positioning the trial for robust data generation and efficient enrollment timelines.

"The pace of enrollment in MAVERIC reflects strong investigator confidence in CardiolRx™ and highlights the significant unmet need in recurrent pericarditis," said Dr. Andrew Hamer, Chief Medical Officer and Head of Research & Development. "Current treatment pathways often progress from conventional anti-inflammatories to corticosteroids and ultimately to costly injectable biologics that suppress the immune system. CardiolRx™ is being evaluated as an oral, accessible, non-immunosuppressive therapy that could be used prior to corticosteroids and biologics, with the potential to address the needs of a broader patient population."

Phase II ARCHER Trial in Acute Myocarditis

ARCHER was a randomized, double-blind, placebo-controlled Phase II trial of CardiolRx™ in 109 patients with acute myocarditis at 34 sites across five countries. There are no FDA-approved therapies for myocarditis.

• In August 2025, the Company reported topline results from ARCHER. CardiolRx™ produced a significant reduction in left ventricular ("LV") mass (−9.2g; p=0.0117) and was shown to improve multiple pre-specified cardiac magnetic resonance imaging ("CMR") endpoints following 12 weeks of treatment, providing the first clinical evidence that CardiolRx™ can improve cardiac structure, heart size, recovery, and function in patients with inflammatory heart disease. The magnitude of LV mass reduction observed in ARCHER is similar to that achieved with several commonly prescribed blockbuster drugs for heart failure, obesity, and hypertension-treatments proven to improve long-term survival and reduce major cardiac events.

• In November 2025, new and comprehensive data from ARCHER were presented at the European Society of Cardiology Scientific Meeting on Myocardial & Pericardial Diseases in Trieste, Italy. The presentation provided additional CMR endpoint data indicating that the meaningful structural improvement in the heart was the result of recovery from inflammation-driven edema. Consistent with prior clinical studies in inflammatory heart disease, CardiolRx™ was shown to be safe and well tolerated.

• Subsequent to year-end, in February 2026, the full ARCHER study results were published in ESC Heart Failure, a leading journal of the European Society of Cardiology, providing broader peer-reviewed dissemination of the clinical evidence to the international cardiology community.

• The ARCHER results provide additional support for the ongoing MAVERIC trial in recurrent pericarditis. Myocarditis and pericarditis are inflammatory diseases of the myocardium and pericardium, respectively, and are recognized to fall within the spectrum of inflammatory myopericardial syndrome, an umbrella term describing the potential myocarditis-pericarditis overlap: similar causes, anatomical contiguous structures, and mixed forms with possible reciprocal involvement, such as myopericarditis and perimyocarditis.

"The results of ARCHER are the first that I am aware of to demonstrate improvements in key measures of cardiac structure and remodeling in patients with myocarditis," said Dr. Dennis M. McNamara, Professor of Medicine at the University of Pittsburgh, Director of the Center for Heart Failure Research at the University of Pittsburgh Medical Center, and Chair of the ARCHER trial. "The results constitute exciting clinical proof of concept that supports advancing the clinical development of this novel therapeutic approach for inflammatory cardiac conditions, including heart failure."

Advancing CRD-38 into Phase I Clinical Development

CRD-38 is the Company's novel next generation drug in development for inflammatory heart diseases including heart failure, a leading cause of hospitalization worldwide with five-year mortality exceeding 75% in hospitalized patients. Whereas the role of inflammation in heart failure is well recognized, there are no specifically targeted therapies currently approved for clinical practice that address the underlying inflammation and fibrosis that drive disease processes.

• Throughout 2025, the Company advanced IND-enabling studies and conducted activities necessary to support an IND application with the U.S. FDA and the initiation of a Phase I clinical program. This progress included formulation optimization, as well as the conduct of pharmacokinetic and toxicology studies.

• In February 2025, Cardiol announced the publication of research in the Journal of the American College of Cardiology: Basic to Translational Science demonstrating that subcutaneously administered cannabidiol provides cardioprotection in a heart failure model by improving cardiac function and reducing hypertrophy, remodelling, inflammation, and cell death through preservation of mitochondrial function.

Intellectual Property Expansion

• In November 2025, Cardiol received a U.S. patent allowance broadly protecting its heart drugs, including CardiolRx™ and CRD-38, for use in the treatment or prevention of an extensive range of cardiac conditions, including heart failure, myocarditis, acute pericarditis, inflammatory cardiomyopathy, cardiac toxicity from anti-cancer therapies, and atherosclerosis, to October 2040. The patent allowance covers new areas of heart disease, including those identified for potential research expansion based on the ARCHER findings, adding extensive intellectual property protection to the Company's product portfolio.

Board of Directors

• In May 2025, Dr. Timothy J. Garnett was elected to the Board of Directors. Dr. Garnett served as Chief Medical Officer of Eli Lilly and Company from 2008 to 2021, where he led the development and global commercial launch of multiple therapeutics across a 20-year tenure. His regulatory and commercialization experience strengthens the Board as the Company approaches potential registrational milestones.

Strengthened Balance Sheet

• In October 2025, Cardiol completed a private placement for total proceeds of approximately $16 million. Subsequent to year-end, in January 2026, the Company closed a bought deal financing with full exercise of the over-allotment option for gross proceeds of $14.85 million. The combined financings provide a cash runway into Q4 2027.

Outlook

The Company's strategic priorities include the following:

• Complete full patient enrollment in the Phase III MAVERIC trial to enable timely progression toward topline data reporting and a potential NDA submission.

• Initiate clinical development of CRD-38 to establish a second major value-driver for the treatment of heart disease.

• Collaborate with KOLs in inflammatory heart disease to evaluate additional high-value rare disease programs, leveraging the ARCHER results.

• Advance discussions and negotiations with prospective strategic partners to provide global market access and maximize the commercial potential of the Company's drug candidates.

• Continue to broaden awareness of the Company's groundbreaking research through presentations at major cardiology conferences and publications in peer-reviewed journals.

"We enter this next phase of development with a clearly defined path forward: pivotal data in recurrent pericarditis, a growing body of published research supporting our programs, and the financial resources to execute," added David Elsley. "The strong engagement of leading cardiovascular investigators actively enrolling patients in MAVERIC and the robust clinical data recently generated from the ARCHER trial, reinforce our conviction that we are well positioned to deliver meaningful therapies for inflammatory heart disease".

About Cardiol Therapeutics

Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company's lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

The MAVERIC Program is evaluating CardiolRx™ for the treatment of recurrent pericarditis, an inflammatory disease of the pericardium associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, which can lead to physical limitations, reduced quality of life, emergency department visits, and hospitalizations. The program comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, including recurrent pericarditis.

The ARCHER Program is also studying CardiolRx™, specifically in acute myocarditis-an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in individuals under 35 years of age. The program comprises the completed Phase II ARCHER study (NCT05180240), which evaluated the safety, tolerability, and efficacy of CardiolRx™ in this patient population.

The Company is also developing CRD-38, a novel, subcutaneously administered drug formulation intended for the treatment of inflammatory heart disease, including heart failure-a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion per year.

For more information about Cardiol Therapeutics, please visit cardiolrx.com.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward-looking information contained herein may include, but is not limited to statements regarding the Company's focus on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease; the Company's intended clinical studies and trial activities and timelines associated with such activities, including the Company's plan to complete the Phase III study in recurrent pericarditis with CardiolRx™; the Company's plan to advance the development of CRD-38, a novel subcutaneous formulation intended for the treatment of inflammatory heart disease, including heart failure, including through the initiation of a Phase I clinical program; the Company's belief that results from the ARCHER trial provide compelling clinical proof of concept for CardiolRx™ and strengthen the scientific and clinical rationale for Cardiol's novel therapeutic approach for inflammatory cardiac conditions, including its lead Phase III program in recurrent pericarditis; the Company's expectation that the Phase III MAVERIC trial will reach full enrollment in Q2 2026; the Company's expectation that MAVERIC will support an NDA with the U.S. FDA.; and the Company's ability to address its strategic priorities. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and U.S. Securities and Exchange Commission on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements.

For further information, please contact:

Investor.relations@cardiolrx.com